                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             The Morgan Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   617358106
                                 (CUSIP Number)

Mr. Lance Laifer                       Gerald Adler
Laifer Capital Management, Inc.        Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                 919 Third Avenue
45 West 45th Street                    New York, New York 10022
New York, New York 10036               (212) 758-9500
(212) 921-4139
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 6, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 617358106                                Page 2 of __ Pages

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Hilltop Partners, L.P.

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                  (b)  [ ]

      3    SEC USE ONLY

      4    SOURCE OF FUNDS*
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

         NUMBER       7    SOLE VOTING POWER
           OF              64,300
         SHARES
      BENEFICIALLY    8    SHARED VOTING POWER
         OWNED
           BY         9    SOLE DISPOSITIVE POWER
          EACH             64,300
       REPORTING
         PERSON       10   SHARED DISPOSITIVE POWER
          WITH

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           64,300

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [ ]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%

      14   TYPE OF REPORTING PERSON*
           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

     CUSIP No. 617358106                                Page 3 of __ Pages

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Laifer Capital Management, Inc.

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [ ]

      3    SEC USE ONLY

      4    SOURCE OF FUNDS*
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

         NUMBER       7    SOLE VOTING POWER
           OF              91,900
         SHARES
      BENEFICIALLY    8    SHARED VOTING POWER
         OWNED             0
           BY
          EACH        9    SOLE DISPOSITIVE POWER
       REPORTING           78,300
         PERSON
          WITH        10   SHARED DISPOSITIVE POWER
                           43,000

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           121,300

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [ ]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.9%

      14   TYPE OF REPORTING PERSON*
           CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13D

     CUSIP No. 617358106                                Page 4 of __ Pages

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Lance Laifer

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [ ]

      3    SEC USE ONLY

      4    SOURCE OF FUNDS*
           WC

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

         NUMBER       7    SOLE VOTING POWER
           OF              91,900
         SHARES
      BENEFICIALLY    8    SHARED VOTING POWER
         OWNED             0
           BY
          EACH        9    SOLE DISPOSITIVE POWER
       REPORTING           78,300
         PERSON
          WITH        10   SHARED DISPOSITIVE POWER
                           43,000

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           121,300

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [ ]

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.9%

      14   TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                          Schedule 13D Amendment No. 2
                             The Morgan Group, Inc.

     This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed April 28, 1995 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D filed July 8, 1995 by Hilltop Partners, L.P., Laifer Capital Management, Inc. (formerly Laifer Inc.) and Lance Laifer (collectively, the "Reporting Persons"), each relating to the Class A common stock, par value $.015 per share (the "Common Stock"), of The Morgan Group, Inc. (the "Company").

     The Schedule 13D is amended and restated to read in full as follows:

Item 1. Security and Issuer.

     The address of the principal executive offices of the Company is 28651 U.S. 20 West, Elkhart, Indiana 46514.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

     (b), (c) and (f) The address of Hillltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

     The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

     Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

     (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

              The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was (i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Exhibit B.

Item 4. Purpose of the Transaction.

     Each of the Reporting Persons acquired its respective shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

(a) Hilltop is the beneficial owner of 64,300 shares (4.7%) of Common Stock.

     Laifer Capital Management, Inc. is the beneficial owner of 121,300 shares (8.9%) of Common Stock. The 121,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

     (i) 64,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop which shares have been described in the previous paragraph; and

     (ii) 57,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman Holdings N.V., a Netherlands Antilles corporation, (c) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (d) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited,

P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

     Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

     The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of April 25, 1996, there were 1,366,665 shares of Common Stock outstanding as reported by the Company in a press release dated April 25, 1996.

     (b) Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 64,300 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

     Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 64,300 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 27,600 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 14,000 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 43,000 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

     (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference.

     (d) Not applicable.

     (e) Hilltop ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on May 3, 1996, consequently, the Reporting Persons intend to file a Statement on Schedule 13G with respect to the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits.

     Exhibit A. Agreement of Joint Filing.

     Exhibit B. Shares of Common Stock Owned by the Reporting Persons.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 1996                       HILLTOP PARTNERS, L.P.

                                         By: LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner

                                         By: /s/ Lance Laifer
                                             Lance Laifer
                                             President

                                         LAIFER CAPITAL MANAGEMENT, INC.

                                         By: /s/ Lance Laifer
                                             Lance Laifer
                                             President

                                         By: /s/ Lance Laifer
                                             Lance Laifer

                                                                    ANNEX A


5/2/96
SELLS
                                                  Net          Laifer        Hilltop     Wolfson    Offshore    Haussman
Security            Symbol   Price     Comm.     Price         # Shares      # Shares   # Shares    # Shares    # Shares
The Morgan Group        MG   $9.0050   $0.0500   $8.9550         7,500         4,000      1,500        900         800

5/3/96
SELLS
                                                  Net          Laifer        Hilltop     Wolfson    Offshore    Haussman
Security            Symbol   Price     Comm.     Price         # Shares      # Shares   # Shares    # Shares    # Shares
The Morgan Group        MG   $8.8964   $0.0500   $8.8304        22,000        11,700      5,300       2,500      2,500
